Continental

Press release

Continental Automotive Systems Looks to Double Sales in Asia

International automotive supplier responds to dynamic growth in region – New Asian headquarters opened in Shanghai – Yokohama site of new technology center

Frankfurt am Main/Hanover, November 21, 2005. In the upcoming years Continental AG, Hanover, is determined to vigorously stoke up its business with Asia's powerhouse automotive industry. The Automotive Systems division will be a key player in this buildup. "Continental's Automotive Systems division currently realizes annual sales of €500 million with all of Asia's front-runner carmakers. We intend to double this to one billion euros by 2010," said Dr. Karl-Thomas Neumann, chairman of the management board of Continental's Automotive Systems division and member of the Executive Board of Continental AG, in Shanghai on Monday, the day the new Asian headquarters were opened there. "In addition to this, we are setting up a new technology center, for which we will be hiring another 250 engineers, in Yokohama."

All of Continental's divisions are already present in Asia. The tire divisions are well positioned in the ASEAN region. In Malaysia they have a majority holding in the Continental Sime Tyre joint venture. In Japan they cooperate in the passenger tire sector with Bridgestone and Yokohama in runflat systems and in sales with Yokohama. They will, moreover, be breaking into the Chinese market in short. "Here it appears we will decide in favor of a greenfield factory rather than establishing a further joint venture," said Manfred Wennemer, chairman of the Executive Board and head of the Passenger and Light Truck Tire division. He did not yet indicate when this decision would be taken. The market organization in China is already taking form. The ContiTech division, too, has production sites in China and Korea and will put a new production facility for foam laminates and leatherette into operation in Zhangjiagang, China, early next year. The joint venture with Jiangsu Changshun International Trading Co., Ltd., in which ContiTech holds a controlling interest, has invested €10 million in the plant.

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Continental

Thanks to existing activities, the underlying conditions for the targeted strategic growth announced are good, particularly in the Automotive Systems division. It is present in Japan in the form of Continental Teves Corporation (CTC), a joint venture with the supplier Nisshinbo, and Continental Automotive Systems, founded in 2005. The Continental Teves Corporation Korea is active in Korea. In China the Automotive Systems division has been involved for ten years now in a key joint venture, the Shanghai Automotive Brake Systems Corporation (SABS), with SAIC and just recently acquired the remaining shares in Sim-Temic held by the former joint venture partners Shanghai Alliance Investment Ltd. and Shanghai Simtec Industrial Co. The Automotive Systems division also has production plants in Manila in the Philippines.

Dr .Neumann stressed the importance of the Asian automakers: "They have the highest growth rates – even in the USA and in Europe. By expanding our regional business in Asia, we are also indicating that much more than just taking note of this success we aim to get in on it as well." Jay Kunkel, president for the Asia Region at Automotive Systems underscored the need to strengthen and expand the close relations that the Automotive System division already has with many Asian manufacturers. "The most important acquisition decisions are being taken in Japan and Korea – in many cases for platforms sold worldwide. That's why our presence in these markets is such a very essential factor in our global success."

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004 the corporation realized sales of € 12.6 billion. At present it has a worldwide workforce of more than 81,000.

Dr. Heimo Prokop
Head of Corporate Communications
Continental AG
Vahrenwalder Strasse 9, 30165 Hanover
Ph.: 0511 938-1485
Fax: 0511 938-1055
prkonzern@conti.de

Hannes Boekhoff
Head of Press Relations
Continental AG
Vahrenwalder Strasse 9, 30165 Hanover
Ph.: 0511 938-1278
Fax: 0511 938-1055
prkonzern@conti.de

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